UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 14, 2020

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title

99.1	Fly Leasing Limited’s interim report for the three and six months ended June 30, 2020.
101
The following materials from the Company’s interim report on Form 6-K for the three and six months ended June 30, 2020, formatted as Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019, (ii) Consolidated Statements of Income for the three and six months ended June 30, 2020 and 2019, (iii) Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2020 and 2019, (iv) Consolidated Statement of Shareholders’ Equity for the three and six months ended June 30, 2020, (v) Consolidated Statement of Shareholders’ Equity for the three and six months ended June 30, 2019, (vi) Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and 2019, and (vii) Notes to Consolidated Financial Statements for the three and six months ended June 30, 2020.

This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-187305), first filed with the Securities and Exchange Commission on March 15, 2013; Registration Statement on Form F-3, as amended (Reg. No. 333-219933), first filed with the Securities and Exchange Commission on August 11, 2017; and Registration Statement on Form F-3 (Reg. No. 333-234700), first filed with the Securities and Exchange Commission on November 14, 2019.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)

Date: August 14, 2020	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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EXHIBIT INDEX

Exhibit	Title

99.1	Fly Leasing Limited’s interim report for the three and six months ended June 30, 2020.
101
The following materials from the Company’s interim report on Form 6-K for the three and six months ended June 30, 2020, formatted as Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019, (ii) Consolidated Statements of Income for the three and six months ended June 30, 2020 and 2019, (iii) Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2020 and 2019, (iv) Consolidated Statement of Shareholders’ Equity for the three and six months ended June 30, 2020, (v) Consolidated Statement of Shareholders’ Equity for the three and six months ended June 30, 2019, (vi) Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and 2019, and (vii) Notes to Consolidated Financial Statements for the three and six months ended June 30, 2020.

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